August 1, 2024

Nguyen Thi Lan Anh
Chief Financial Officer
VinFast Auto Ltd.
Dinh Vu     Cat Hai Economic Zone
Cat Hai Islands, Cat Hai Town, Cat Hai District
Hai Phong City , Vietnam

       Re: VinFast Auto Ltd.
           Form 20-F for the Year Ended December 31, 2023
           Filed April 25, 2024
           File No. 001-41782
Dear Nguyen Thi Lan Anh:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Year Ended December 31, 2023
Index to the Consolidated Financial Statements, page F-1

1. We note the Form 6-K filed on July 29, 2024 disclosing that your consolidated financial statements as of and for the year ended December 31, 2023 as well as the associated audit report of Ernst & Young Vietnam Limited should no longer be relied upon because of accounting errors relating to your revenue recognition practices (i.e., revenue-related cut-
       off items) identified subsequent to issuance. You disclose that you intend to amend the
       Form 20-F to include restated financial statements. Please tell us when you plan to file the amended Form 20-F.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 August 1, 2024
Page 2

       Please contact Ernest Greene at 202-551-3733 or Martin James at 202-551-3671 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing